FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending December 19, 2005

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


    Notification of Transactions of Directors, Persons Discharging Managerial
                       Responsibility or Connected Persons


I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.


   1 November 2005  Abacus   (GSK)   Trustees   Limited,   as   trustee  of  the
                    GlaxoSmithKline  Employee  Trust,  ("the GSK  Trust"),  sold
                    1,718   Ordinary   Shares  in  the   Company  on  behalf  of
                    participants in the SmithKline  Beecham  Mid-Term  Incentive
                    Plan at a price of GBP14.6636 per share.


The Company was advised of this transaction on 2 November 2005.


   16 November 2005 Abacus (GSK) Trustees Limited,  as trustee of the GSK Trust, transferred 9,005 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991.


   17 November 2005 Abacus (GSK) Trustees Limited,  as trustee of the GSK Trust, transferred 2,470 Ordinary Shares in the Company to participants in the SmithKline Beecham Mid-Term Incentive Plan.

The Company was advised of these transactions on 17 November 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This  notification   relates  to  a  transaction  notified  in  accordance  with
Disclosure Rule 3.1.4R(1)(b).



S M Bicknell
Company Secretary


19 December 2005



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 19, 2005                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc